

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 25, 2007

Mr. Robert I. Webber
Chief Financial Officer
Maui Land & Pineapple Company, Inc.
120 Kane Street, P.O. Box 187
Kahului, Maui, HA 96733

> **Re:**   **Maui Land & Pineapple Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **File No. 1-06510**

Dear Mr. Webber:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Operations, page 36

1.   We note your line item characterized as "Operating Income" in the revenues
        section of your statement. Please tell us what this line item represents and how it
        relates to your revenues shown for your reportable segments. In addition, please
        modify the description to more clearly describe its nature to avoid investor
        confusion.

Note 3 – Other Assets

Kapalua Bay Holdings, LLC, page 46

2.   We note your disclosure that indicates you own 51% of the outstanding
        membership units of Kapalua Bay Holdings, LCC. We further note you are not
        consolidating this entity in your financial statements. Please tell us in further
        detail, the factors considered to support your conclusion that this entity should not
        be capitalized. Provide an analysis including the significant decisions that require
        75% of the outstanding unit holder's approval and those that can be made with
        less than 75% approval.

3.   We note your disclosure that states how you anticipate recognizing revenues and
        expenses including shop improvements and costs paid on behalf of Bay Holdings.
        Please tell us the guidance you are relying upon in support for your accounting for
        these revenues and expenses. Please refer to paragraphs 41-43 of SFAS 66.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the

responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief